UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the
Superintendencia de Valores y Seguros de Chile on April 24, 2007

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

For Immediate release SQM reports earnings for FIRST QUARTER 2007

Highlights

•  First quarter 2007 earnings per ADR increased 25.3% to US$1.3 from US$1.63 for first quarter 2006.

•  Operating income for first quarter 2007 was 21.1% higher than that of first quarter 2006.

•  During the last 6 years, quarterly net income has been higher than the net income of the same quarter of the previous year.

Santiago, Chile, April 25, 2007.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first quarter of 2007, which reached US$43.0 million (US$1.63 per ADR), 25.3% higher than the US$34.3 million (US$1.3 per ADR) recorded during the first quarter of 2006. Operating income reached US$58.8 million (25% of revenues), 21.1% higher than the US$48.6 million (22% of revenues) of the previous year. Revenues reached US$237.2 million, approximately 8.2% higher than the US$219.1 million recorded for the same period of 2006.

Patricio Contesse, Chief Executive Officer, stated, “The good results achieved during first quarter confirm our positive perspectives for the year 2007”. He added “The demand growth and the price trend of our main business lines set a positive scenario for the near future”

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

The analysis of the different business areas is the following:

1.- Specialty Plant Nutrition

During the first quarter of 2007 revenues reached US$102.1 million, 4.6% lower than the US$107.0 million recorded for the first quarter of 2006.

Quarterly volumes were lower year over year mainly due to the delay of sales of sodium potassium nitrate to the Brazilian market. Volume sales were approximately 45 thousand metric tons during first quarter 2006 and no sales were recorded during first quarter 2007. We expect, however, that total sales volumes to the Brazilian market during 2007 will be higher than in 2006.

Notwithstanding the lower total sales volumes during this quarter, market demand continues to be strong and the company expects that this trend will continue in the near future. The company expects that specialty plant nutrition sales volumes for 2007 will be higher than last year.

Sales prices were slightly higher and production costs were similar to those recorded during the same period last year.

Specialty plant nutrition gross margin(1) for the first quarter of 2007 represented approximately 33% of SQM’s consolidated gross margin.

2.- Iodine and iodine derivatives

Iodine and iodine derivatives revenues for the first quarter of 2007 reached US$51.9 million, similar to the US$52.0 million recorded during the first quarter of 2006.

Iodine sales volumes during the first quarter 2007 were lower than those obtained during the first quarter 2006. SQM expects that sales volumes for the next three quarters will be similar to those registered in the same period of last year.

Sales prices during the first quarter 2007 increased approximately US$2 per kilogram compared with the same period of the previous year, and are slightly higher than fourth quarter 2006. Additionally, iodine production costs were slightly lower than last year.

Iodine and iodine derivatives gross margin for the first quarter 2007 represented approximately 27% of SQM’s consolidated gross margin.

3.- Lithium and lithium derivatives

Lithium and lithium derivatives revenues for the first quarter of 2007 reached US$44.6 million, 72.7% higher than the US$25.8 million reached for the same period of 2006.

Higher revenues in this business line are explained by a significant increase in volumes and sales prices. The strong demand observed during the last few years, combined with the high capacity utilization rates in the industry, have put an upward pressure on prices. This tight supply scenario generated a continuous increase in prices during the last two years.

The increase in sales volumes during first quarter is mainly explained by higher sales to Asia and Europe, to the Batteries and Glasses industries respectively. We expect, however, that full year sales volumes will be similar to those of 2006, due to the fact that SQM is currently working at full capacity. The expected strong market growth should be captured by new production coming from China.

Lithium and lithium derivatives gross margin for the first quarter 2007 represented approximately 30% of SQM’s consolidated gross margin.

4.- Industrial chemicals

Industrial Chemicals revenues during the first quarter of 2007 reached US$19.6 million, 12,9% higher than the US$17.3 million recorded for the same period of the previous year.

This increase in revenues is mainly explained by increases in both sales volumes and prices.

Sales volumes of industrial nitrates increased due to a higher demand of sodium nitrate from the explosives industry in Europe and Latin America.

For the year 2007 we also expect an increase in prices and sales volumes compared with the year 2006.

Industrial chemicals gross margin for the first quarter 2007 represented approximately 6% of SQM’s consolidated gross margin.

5.- Others

Potassium chloride

Revenues for the first quarter of 2007 reached US$8.1 million, higher than the US$4.1 million reached during the same period of 2006.

We expect that full year sales volumes of potassium chloride will be significantly higher than last year’s volumes, positively affecting margin contribution.

Other commodity fertilizers

Sales of other commodity fertilizers, decreased from US$12.9 million during the first quarter of 2006, to US$10.9 million during the same period of 2007.

Lower sales of commodity fertilizers are mainly explained by the sale of our Mexican subsidiary Fertilizantes Olmeca during last quarter of last year.

Others gross margin for the first quarter 2007 represented approximately 4% of SQM’s consolidated gross margin.

Selling and administrative expenses

Selling and Administrative Expenses reached US$14.2 million (6% of revenues) during the first quarter of 2007 compared to the US$15.6 million (7.1% of revenues) recorded during the same period of the previous year.

Non-operating Income

The company recorded a non-operating loss for the first quarter of 2007 of US$(4.7) million which is lower than the US$(5.5) million loss for the same period of the previous year.

Net financial expenses(2) reached US$(2.8) million during first quarter 2007, lower than the US$(3.7) million of first quarter 2006. This decrease in net financial expenses reflects the lower interest rate of the new long-term debt and the increase in capitalized interests related to our capex plan.

Other non-operating during first quarter 2007 reached US$(1.9) million, similar to that recorded during the first period of the last year.

Capital expenditures

For 2007, the company has budgeted total capital expenditures of approximately US$230 million, primarily for
•	the completion of the María Elena project
•	the investment in a new potassium nitrate production facility at Coya Sur
•	the completion of the granular and prilling facility located at Coya Sur
•	the renewal of our railroad and rolling stock
•	the investment in the expansion of lithium carbonate production and the Salar de Atacama operation
•	the development of new mining areas at Pedro de Valdivia; and
•	various projects designed to maintain capacity, increase yields and reduce costs.

Notes:

(1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2) Net financial expenses correspond to total financial expenses net of financial income and capitalized interests during the period.

SQM is an integrated producer and distributor of specialty plant nutrition, iodine and lithium and industrial chemicals,. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:
•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty plant nutrition.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact:     Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Romina Soza, 56-2-4252074 / romina.soza@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgement of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement

(US$ Millions)	For the 3-month period ended March 31,
	2007	2006

Revenues	237,2	219,1

Specialty Plant Nutrition	102,1	107,0
Potassium nitrate and Blended Fertilizers(1)	88,8	94,8
Potassium Sulfate	13,3	12,3
Industrial Chemicals	19,6	17,3
Industrial Nitrates	18,1	15,8
Boric Acid	1,4	1,5
Iodine and iodine derivatives	51,9	52,0
Lithium and lithium derivatives	44,6	25,8
Other Income	19,0	16,9
Potassium Chloride (Potash)	8,1	4,1
Others	10,9	12,9

Cost of Goods Sold	(141,4)	(133,9)
Depreciation	(22,7)	(21,0)

Gross Margin	73,0	64,2

Selling and Administrative Expenses	(14,2)	(15,6)

Operating Income	58,8	48,6

Non-Operating Income	(4,7)	(5,5)
Financial Income	2,6	1,9
Financial Expenses	(8,4)	(7,8)
Capitalized Interest (2)	3,0	2,2
Others	(1,9)	(1,8)

Income Before Taxes	54,1	43,0
Income Tax	(10,6)	(8,4)
Other Items	(0,6)	(0,4)

Net Income	43,0	34,3
Net Income per ADR (US$)	1,63	1,30

(1) Includes Blended Fertilizers, Yara Specialty Fertilizers and Other Specialty Fertilizers
(2) Capitalized Interests in fixed assets

Balance Sheet

	As of March 31
	2007	2006

Current Assets	858,2	787,5
Cash and cash equivalents (1)	168,2	128,8
Account receivables (2)	242,2	220,0
Inventories	384,0	376,2
Others	63,8	62,5

Fixed Assets	932,5	867,2

Other Assets	105,4	124,9
Investment in related companies (3)	52,8	67,4
Others	52,6	57,5

Total Assets	1.896,2	1.779,5

Current Liabilities	180,6	426,9
Short term interest bearing debt	43,7	270,1
Others	136,9	156,8

Long-Term Liabilities	548,3	264,4
Long term interest bearing debt	479,7	202,1
Others	68,6	62,3

Minority Interest	39,0	34,9

Shareholders' Equity	1.128,3	1.053,2

Total Liabilities	1.896,2	1.779,5

Current Ratio (4)	4,8	1,8
Net Debt / Total capitalization (5)	23,3%	24,0%

(1) Cash + time deposits + marketable securities
(2) Account receivables + account receivables from related co.
(3) Investment in related companies net of goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Net Interest bearing debt/ (Net Interest bearing debt + Equity+ Minority Int.)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

By:	/s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP Date: April 24, 2007